UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

On June 26, 2023, SOPHiA GENETICS SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below:

•	Item 1: 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2022 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2022 and took note of the Auditors’ Reports. The shareholders approved this item with 20,441,388 votes (99.95% of all ordinary shares represented) in favor, 3,631 votes (0.02%) against and 6,362 (0.03%) abstentions.

•	Item 2: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the fiscal year 2022. The shareholders approved this item with 17,032,502 votes (99.81% of all ordinary shares represented) in favor, 13,095 votes (0.08%) against and 19,116 (0.11%) abstentions.

•	Item 3: Appropriation of 2022 Financial Result. The shareholders approved that the net loss of the Company for the fiscal year 2022 in the amount of CHF 71,212,361 be carried forward, resulting in total loss of CHF 253,208,109 to be carried forward. The shareholders approved this item with 20,437,532 votes (99.93% of all ordinary shares represented) in favor, 6,265 votes (0.03%) against and 7,584 (0.04%) abstentions.

•	Item 4: Re-election of the Chairman; election and re-election of the Members of the Board of Directors. The shareholders approved the re-election of the following members of the Board of Directors, including the Chairman, for a term of office until the completion of the 2024 Annual General Meeting and the election of Lila Tretikov as a new member of the Board of Directors for a term of office until the completion of the 2024 Annual General Meeting.

o	The shareholders approved the re-election of Troy Cox with 19,829,165 votes (96.96% of all ordinary shares represented) in favor, 609,193 votes (2.98%) against and 13,023 (0.06%) abstentions.

o	The shareholders approved the re-election of Jurgi Camblong with 20,432,777 votes (99.91% of all ordinary shares represented) in favor, 15,184 votes (99.91%) against and 3,420 (0.02%) abstentions.

o	The shareholders approved the re-election of Tomer Berkovitz with 20,232,349 votes (98.93% of all ordinary shares represented) in favor, 206,551 votes (1.01%) against and 12,481 (0.06%) abstentions.

o	The shareholders approved the re-election of Jean-Michel Cosséry with 20,312,019 votes (99.32% of all ordinary shares represented) in favor, 119,883 votes (0.59%) against and 19,479 (0.09%) abstentions.

o	The shareholders approved the re-election of Kathy Hibbs with 19,760,143 votes (96.62% of all ordinary shares represented) in favor, 673,576 votes (3.29%) against and 17,662 (0.09%) abstentions.

o	The shareholders approved the re-election of Didier Hirsch with 19,826,344 votes (96.94% of all ordinary shares represented) in favor, 606,347 votes (2.97%) against and 18,690 (0.09%) abstentions.

o	The shareholders approved the re-election of Vincent Ossipow with 20,318,790 votes (99.35% of all ordinary shares represented) in favor, 125,336 votes (0.61%) against and 7,255 (0.04%) abstentions.

o	The shareholders approved the election of Lila Tretikov with 20,438,237 votes (99.93% of all ordinary shares represented) in favor, 3,311 votes (0.02%) against and 9,833 (0.05%) abstentions. Below is Lila Tretikov’s biography:

Lila Tretikov (45 years old) is a corporate vice president and deputy chief technology officer, at Microsoft Corporation since 2018. Prior to Microsoft, Mrs. Tretikov was the chief executive officer of Terrawatt, an ENGIE clean energy company, from 2017 until 2019. From 2014 until 2016, Mrs. Tretikov was the chief executive officer of Wikipedia. Mrs. Tretikov currently serves as a member of the board of directors of Volvo Cars (Nasdaq: VOLCAR), Xylem (NYSE: XYL), and Onfido LTD (a London-based private digital identity tech company), and as a member of the board of advisors of Capgemini. Mrs. Tretikov has been working on the human genome project at the Lawrence Berkeley National Laboratory while she studied computer science and art at the University of California, Berkeley. Mrs. Tretikov is an American and French national.

There are no family relationships between Lila Tretikov or any of our directors or executive officers.

There are no related-party transactions between us and Lila Tretikov that would require disclosure under Item 7.B. of Form 20-F, other than compensatory arrangements that will be disclosed in our Annual Report on Form 20-F for the year ending on December 31, 2023.

The Board of Directors has determined that Lila Tretikov is an independent director within the meaning of applicable Nasdaq standards.

•	Item 5: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Jean-Michel Cosséry, Kathy Hibbs and Vincent Ossipow as members of the Compensation Committee, each for a term of office until the completion of the 2024 Annual General Meeting.

o	The shareholders approved the re-election of Jean-Michel Cosséry with 19,909,553 votes (97.35% of all ordinary shares represented) in favor, 395,914 votes (1.94%) against and 145,914 (0.71%) abstentions.

o	The shareholders approved the re-election of Kathy Hibbs with 19,630,602 votes (95.99% of all ordinary shares represented) in favor, 674,877 votes (3.30%) against and 145,902 (0.71%) abstentions.

o	The shareholders approved the re-election of Vincent Ossipow with 19,915,653 votes (97.38% of all ordinary shares represented) in favor, 402,214 votes (1.96%) against and 134,514 (0.66%) abstentions.

•	Item 6. Election of the Independent Proxy. The shareholders approved the election of the notary firm PHC Notaires, in Lausanne, Switzerland, as independent proxy for a term of office until the completion of the 2024 Annual General Meeting. The shareholders approved this item with 20,441,922 votes (99.96% of all ordinary shares represented) in favor, 571 votes (0.00%) against and 8,888 (0.04%) abstentions.

•	Item 7. Re-election of the Statutory Auditor. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the fiscal year 2023. The shareholders approved this item with 20,443,839 votes (99.96% of all ordinary shares represented) in favor, 889 votes (0.01%) against and 6,653 (0.03%) abstentions.

•	Item 8. Approval of the Compensation of the Board of Directors and the Executive Committee. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,479,400 for the fiscal year 2023 and a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,000,000 for the current fiscal year 2023.

o	The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 16,547,154 votes (80.91% of all ordinary shares represented) in favor, 3,678,477 votes (17.99%) against and 225,750 (1.10%) abstentions.

o	The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Committee with 20,361,899 votes (99.56% of all ordinary shares represented) in favor, 24,860 votes (0.12%) against and 64,622 (0.32%) abstentions.

o	The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee with 16,016,396 votes (78.31% of all ordinary shares represented) in favor, 3,732,185 votes (18.25%) against and 702,800 (3.44%) abstentions.

•	Item 9: Amendments to Articles of Association. The shareholders approved the amendments to the Company’s Articles of Association.

o	Change of the Statutory Seat: The shareholders approved changing the Company’s registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud, with 20,444,471 votes (99.97% of all ordinary shares represented) in favor, 677 votes (0.00%) against and 6,233 (0.03%) abstentions.

o	Capital Range: The shareholders approved replacing the previously authorized share capital with a capital range, which enables the Board to increase or decrease the issued share capital within an upper range and a lower range, with 15,842,320 votes (77.46% of all ordinary shares represented) in favor, 4,588,610 votes (22.44%) against and 20,451 (0.10%) abstentions.

o	Conditional Share Capitals: The shareholders approved lifting certain procedural formalities for issuing shares out of conditional share capital and an annual 5% evergreen top-up provided in the Company’s 2021 Equity Incentive Plan with 16,148,145 votes (78.96% of all ordinary shares represented) in favor, 4,284,228 votes (20.95%) against and 19,008 (0.09%) abstentions.

o	Venue: The shareholders approved potential additional venues for the Company’s future general meetings with 18,490,359 votes (90.41% of all ordinary shares represented) in favor, 1,941,929 votes (9.50%) against and 19,093 (0.09%) abstentions.

o	Jurisdiction: The shareholders approved giving courts at the Company’s registered office exclusive jurisdiction for disputes arising under, out of or in connection with or related to the corporate relationship and requiring the approval of two-thirds of the votes represented and the absolute majority of the par value of the shares represented at the respective general meeting for any amendment or repeal of this provision with 16,133,793 votes (78.89% of all ordinary shares represented) in favor, 4,294,724 votes (21.00%) against and 22,864 (0.11%) abstentions.

o	Shares and Shareholders Matters. The shareholders approved amendments relating to shareholders and certain shareholders’ rights to align with changes in Swiss corporate law, including, but not limited to, reducing the minimum threshold for the right to request an extraordinary general meeting to 5% of the share capital or voting rights, reducing the minimum threshold for the right to request additional agenda items or to request an item to be included in the invitation to a general meeting to 0.5% of the share capital or voting rights, and the use of electronic means to communicate with and provide documents to shareholders, with 20,425,227 votes (99.87% of all ordinary shares represented) in favor, 6,204 votes (0.03%) against and 19,950 (0.10%) abstentions.

o	Corporate Governance and Other Matters. The shareholders approved amendments relating to corporate governance and other matters to align with changes in Swiss corporate law, with 20,425,114 votes (99.87% of all ordinary shares represented) in favor, 5,144 votes (0.03%) against and 21,123 (0.10%) abstentions.

The Company is supplementing the risk factors previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2022 with the following risk factor:

Our articles of association provide that courts at our registered office are the exclusive forum for disputes arising under, out of or in connection with or related to the corporate relationship, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our articles of association provide that the exclusive place of jurisdiction for any disputes arising under, out of or in connection with or related to, the corporate relationship shall be at our registered office. For the avoidance of doubt, the foregoing provision does not apply to claims under the Securities Act or the Exchange Act. The choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: June 27, 2023

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Articles of Association